EXHIBIT “C”	Press Release No. 04-06

METALLICA RESOURCES’ CERRO SAN PEDRO PROJECT FACING
LAND USE CHALLENGES

April 14, 2004, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) reports that its wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (MSX), has received notice that the Agrarian Court residing in the State of San Luis Potosi has found in favor of a contesting group and nullified the Lease Agreement that MSX entered into in 1997 with the Ejido of Cerro San Pedro for the land MSX is using for its heap-leach gold and silver project. Significantly, however, the court did not rule that MSX had to either cease construction of its project or vacate the ground. The court nullified the meeting and the minutes of the meeting in 1997 where the Lease Agreement was approved, as well as nullifying the authority of the ejido representatives who executed the Lease Agreement in that same year. Both MSX and the current possessors of the ground, who are the original ejido members that entered into the 1997 Lease Agreement, are in the process of appealing this decision to a higher-level Federal Court and are seeking a court order freezing the Agrarian Court decision thereby permitting MSX to continue to use the ejido land.

In addition to appealing the Agrarian Court decision, MSX is pursuing several other options in order to establish a long-term legal basis for using the land. MSX is confident that it will prevail in this matter; in part due to Mexican law recognizing mining as a preferred use of the land and also because the project has the support of the people who are recognized as the historical possessors of the disputed land. Additionally, MSX has a good working relationship with federal, state and local authorities. However, MSX can make no assurances that it will succeed in either its appeal or in the other options being pursued. In the event that MSX does not prevail, and the contesting group is granted legal authority to represent the ejido, MSX will be required to negotiate a new lease agreement with the ejido with no assurance that these negotiations will be successful.

The Agrarian Court is a special court within Mexico that administers legal issues related to ejido land title and use. Ejidos are parcels of land that belong to, and are administered by, the historic occupants of the land. Ejidos were created as part of agrarian land reform resulting from the Mexican Revolution in 1910 on the basis that the land should be both owned and possessed by those who actually work on it. MSX has been dealing at all times with the persons who actually have had historic possession to the land being leased, while the contesting group consists of several people who do not reside on the land and obtained legal recognition as ejidatarios through their family lineage.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.